January 27, 2020

James Rhyu
Chief Financial Officer
K12 INC
2300 Corporate Park Drive
Herndon, Virginia 20171

       Re: K12 INC
           Form 10-K for the Fiscal Year Ended June 30, 2019
           Filed August 7, 2019
           Form 8-K filed October 22, 2019
           File No. 1-33883

Dear Mr. Rhyu:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 8-K Filed October 22, 2019

Exhibit 99.1
Outlook

1. We note your disclosure of the range of adjusted operating income in the full-year and second quarter forward looking information. Please provide a reconciliation to the range of income (loss) from operations for the same periods. If you are unable to provide this reconciliation without unreasonable effort, please revise to disclose that fact and identify the information that is unavailable and its probable significance. Refer to Question 102.10 of the SEC Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial
      Measures, updated April 4, 2018.
 James Rhyu
K12 INC
January 27, 2020
Page 2
Form 10-K for the Fiscal Year Ended June 30, 2019

Item 1. Business, page 4

2. Please disclose the name of any customer and its relationship, if any, with you or your subsidiaries if sales to the customer are made in an aggregate amount equal to 10 percent or more of your consolidated revenues and whether the loss of such customer would have a material adverse effect on the business taken as a whole. Please refer to Item
       101(c)(1)(vii).
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 3. Summary of Significant Accounting Policies
Contracts with Customers, page 77

3. Please tell us how you estimate school losses in determining the transaction price in customer contracts and your consideration of variable consideration and constraining estimates of variable consideration. Please also tell us the method used to estimate variable consideration and your assessment of whether it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is resolved.
4. Please explain to us in detail why administrative support, information technology, academic support services, online curriculum, learning systems platforms, and instructional services under the terms of negotiated service agreements are not distinct within the context of customer contracts. In your response, please address criteria in ASC
       606-10-25-21.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ta Tanisha Meadows at (202) 551-3322 or Bill Thompson at
(202) 551-
3344 with any questions.



                                                             Sincerely,
FirstName LastNameJames Rhyu
                                                             Division of
Corporation Finance
Comapany NameK12 INC
                                                             Office of Trade &
Services
January 27, 2020 Page 2
cc:       Vincent Mathis, General Counsel
FirstName LastName